Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

September 24, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Kristin Lochhead, Accounting Branch Chief
Mr. Brian Cascio, Accounting Branch Chief
Mr. Thomas Jones, Special Counsel
Mr. Geoffrey Kruczek, Special Counsel

Re:	Canaan Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 30, 2019
CIK No. 001780652

Ladies and Gentlemen:

On behalf of our client, Canaan Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (the “Second Revised Draft”) of the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of the Second Revised Draft, which has been marked to show changes to the Registration Statement confidentially submitted to the Commission on August 30, 2019 (the “August 30 Submission”).

Simpson Thacher & Bartlett

September 24, 2019

The Company has responded to the Staff’s comments contained in the comment letter dated September 16, 2019 from the Staff (the “September 16 Comment Letter”) by revising the August 30 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the September 16 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Second Revised Draft where the disclosure addressing a particular comment appears.

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Revenue Recognition, page 67

1.

We note from your response to prior comment 8 that management does not believe any amount of revenue not yet collected meets the variable consideration constraint at contract inception and that variable consideration should be included in the price only to the extent that it has already been collected at the time of issuance of the financial statements. However, on page 67 you indicate that revenues from product sales are recorded at the net sales price (transaction price), which includes an estimation of variable consideration that primarily results from implicit price concessions on credit sales and that if the consideration promised in a contract includes a variable amount, you estimate the amount to which you expect to receive. Please clarify for us whether you only recognize revenue during each period for the cash received from the customer. Tell us whether revenue recognized upon transfer of the products in credit sales transactions include a minimum amount of variable consideration that is later updated at the end of each reporting period pursuant to ASC 606-10-32-14. If you do not estimate variable consideration at contract inception clarify how your accounting complies with ASC 606-10-32-8 and 9.

The Company respectfully advises the Staff that during each period to date, the Company has not been able to overcome the constraint on variable consideration in ASC 606-10-32-11 and 32-12 associated with amounts due in the future on credit sales at contract inception or subsequent dates prior to resolution of the uncertainty. Therefore, the Company has only recognized as revenue the cash received from the customer on credit sales before the issuance of the Company’s financial statements (representing the most updated information about the amount of variable consideration that is not probable of being reversed as of each period-end date), as further described and explained below in the Company’s response to the Staff’s comment number two. The Company has revised the disclosure on pages 69, 70, F-14 and F-15 of the Second Revised Draft to more accurately reflect this treatment.

Simpson Thacher & Bartlett

September 24, 2019

The Company’s management estimates the variable consideration under each respective sales contract at contract inception and later at the end of each reporting period pursuant to ASC 606-10-32-8 and 32-9, as well as ASC 606-10-32-14. However, as described in the Company’s previous responses to the Staff’s comments, considering (1) the uniqueness of each customer (businesses or individuals engaged in Bitcoin mining activities), (2) the volatile and unpredictable nature of the Bitcoin market, and (3) the limited history of credit sales, the Company does not believe any amount not yet collected will overcome the variable consideration constraint in accordance with ASC 606-10-32-11 and 32-12.

As a result of the foregoing assessments at the contract inception and later at the end of each reporting period, the Company has concluded that any amount of variable consideration should only be included in the transaction price to the extent that it has already been collected by the Company (i.e. resolution of the uncertainty) through the time of issuance of the financial statements (i.e. incorporating all subsequent events information which provides additional evidence about conditions that existed at the date of the balance sheet, consistent with ASC 855-10-25-1), which represents the minimum amount of variable consideration in the transaction price that is not constrained.

2.

For us to better understand your accounting treatment please walk us through a typical credit sales transaction from inception through completion. Include a discussion of the nature, timing, and amount of consideration promised by a customer, how you determine the transaction price and how you estimate variable consideration at the inception of a contract. Clarify the timing of recording revenue for the 50% down payment and the subsequent payments.

In response to the Staff’s request and for a complete illustration of a typical credit sales transaction from inception through completion, please refer to the below illustrative sample.

Assumptions:

Date of sale contract	May 20, 2018

Contract amount for the products to be sold	RMB1,000

The inventory cost of products to be sold	RMB600

Date for the transfer of products	May 30, 2018

Payment term per sale contract and actual payments received from the customer	The down payment of RMB500 (representing 50% of the total contract amount) should be paid before delivery of products, while the remaining amount of RMB500 should be paid in five equal monthly installments after delivery of products.

Simpson Thacher & Bartlett

September 24, 2019

The detailed payment schedule per sale contract is as below:
	Date of payments	Amount
	May 30, 2018	RMB500
	June 30, 2018	RMB100
	July 30, 2018	RMB100
	August 30, 2018	RMB100
	September 30, 2018	RMB100
	October 30, 2018	RMB100
	Total	RMB1,000

The details of total actual payments received from the customer are as below:
	Date of actual payments received*	Amount
	May 30, 2018	RMB500
	March 20, 2019	RMB100
	May 10, 2019	RMB100
	Total	RMB700

*  note: The Bitcoin price drop caused the customers who purchased the Company’s Bitcoin mining products on credit to be less willing to make payments and the Company does not expect to collect the full contract amount if the Bitcoin prices continue to decrease in the post-sale period.

Date for issuance of the Company’s financial statements for the year ended December 31, 2018	March 31, 2019

Other assumption	Tax impacts are not considered.

Simpson Thacher & Bartlett

September 24, 2019

Accounting treatments and analysis:

Transactions	Amounts of revenue recognized	Remarks

1) Transfer of products to customer and receipt of RMB500 on May 30, 2018	Recorded RMB500 revenue in the financial statements for the year ended December 31, 2018

•  Upon the transfer of the products on May 30, 2018, the Company recognized the RMB500 down payment as revenue, being the estimated minimum amount of variable consideration that was not constrained at that time.

•  As mentioned in the Company’s responses to Staff’s comments number one and three, considering (1) the Company’s limited experience with credit sales, (2) the volatile and unpredictable nature of the Bitcoin market and (3) the unpredictability of the Company’s customers’ willingness to make subsequent payments, the Company does not believe amounts not yet collected will overcome the variable consideration constraint.

2) Receipt of RMB100 on March 20, 2019	Recorded RMB100 revenue in the financial statements for the year ended December 31, 2018

•  When preparing the 2018 financial statements, the management used the available subsequent information regarding the collection of an additional RMB100 to update the estimated minimum amount of variable consideration and considered such variable consideration of RMB100 to no longer be constrained and recognized such additional amount as revenue for the year ended December 31, 2018.

•  Again, considering (1) the Company’s limited experience with credit sales, (2) the volatile and unpredictable nature of the Bitcoin market and (3) the unpredictability of the Company’s customers’ willingness to make subsequent payments, the Company does not believe amounts not yet collected will overcome the variable consideration constraint. Further, the Company used available subsequent information to update the estimation of variable considerations for determining the transaction price. Pursuant to ASC 855-10-25-1, recognized subsequent events (commonly referred to as Type I) represent subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.

Simpson Thacher & Bartlett

September 24, 2019

•  The total amount of transaction price recognized as revenue for the year ended December 31, 2018 (equal to RMB600) was determined by the amount actually collected as of March 31, 2019, the issuance date of the Company’s financial statements.

•  As discussed above, the amount of consideration not yet collected is highly susceptible to the changes in Bitcoin price and the Company’s customers’ willingness to pay. Along with the drop of Bitcoin price in 2018, the customer has not followed the original payment schedule and was less willing to make subsequent payments. In light of such facts and circumstances, as of the 2018 financial statement issuance date, management believed it was unable to overcome the constraint on variable consideration at subsequent period-end dates until it had knowledge about the resolution of the uncertainty through payment by the customer.

3) Receipt of RMB100 on May 10, 2019	Recorded RMB100 revenue in the financial statements for the six months period ended June 30, 2019

•  When the amount was received after the issuance of the Company’s financial statements for the year ended December 31, 2018, the management considered such variable consideration to no longer be constrained and recognized such change in the transaction price as revenue for the six months ended June 30, 2019, the period when such variance arising from the updated estimate of transaction price was known.

3.	Please tell us how and when you plan to “prospectively” take into account any historical data in determining the implicit price concessions at the time of revenue recognition, as disclosed on page 68.

The Company respectfully advises the Staff that the Company has always been evaluating all available historical data in determining the management’s best estimate of the implicit price concessions provided to customers and the corresponding variable consideration to be received from customers on credit sales. The Company will continue to evaluate such data to determine when it can overcome the constraint on variable consideration described in ASC 606-10-32-11 and 32-12. However, based on the current status and after taking into account the following major considerations, the Company considers it has not yet accumulated sufficient historical data and experience in order to do so, and it is not predictable when and if this will occur in the future, particularly in view of the following factors:

1)    The Company only started credit sales in April 2018 and the Company’s experience with credit sale contracts is still very limited.

Simpson Thacher & Bartlett

September 24, 2019

2)    Up to now, the Company only has fewer than twenty customers under credit sales arrangements, so existing historical data is not considered to be predictive of prospective outcomes.

3)    Up to now, the amount of price concessions has ranged from 50% of the contract amount (or 100% of the credit amount) to zero.

4)    The amount of implicit price concession is significantly impacted by Bitcoin price fluctuation, which is driven by various market factors beyond the Company’s control.

The Company has revised the disclosure on pages 69, 70, F-14 and F-15 of the Second Revised Draft. The Company also respectfully advises the Staff that at the time when management has accumulated sufficient historical data to estimate an amount of variable consideration that is not constrained as of the contract inception date or subsequent period-end dates, the Company will disclose the information about the methods, inputs, and assumptions used for estimating variable consideration in accordance with ASC 606-10-50-20.

Internal Control over Financial Reporting, page 77

4.

Please revise the disclosure in the third paragraph of this section to clarify which initiatives that you have taken and which initiatives you plan to take to improve your internal control over financial reporting.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Second Revised Draft.

Competitive Landscape of the ASIC-based Bitcoin Mining Machine Industry, page 95

5.	Please disclose (i) and (ii) in your response to prior comment 17.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 104 of the Second Revised Draft.

Intellectual Property, page 113

6.

Please reconcile your response to prior comment 19 with your disclosures, such as on pages 101-05, regarding the technological superiority and attributes of your product. If these attributes are not protected by the intellectual property you hold, please revise state so directly and explain any material competitive risks.

The Company respectfully advises the Staff that, while the Company relies on the totality of its intellectual property and other proprietary technology, it does not rely on any individual patent as stated in its response to the Staff’s prior comment number 19. As disclosed on page 122 of the Second Revised Draft, the Company’s technological advantages are protected by a combination of patent, IC layout and design rights, copyright, non-patentable proprietary know-how that is subject to trade secret law and other measures such as non-compete and non-disclosure agreements. However, the Company understands that these protections may not be adequate and has disclosed such risks on pages 28, 29 and 122 of the Second Revised Draft.

Simpson Thacher & Bartlett

September 24, 2019

PRC Policies and Regulations relating to the Bitcoin Industry, page 117

7.

Please expand your revisions in response to prior comment 21 to clarify the impact on your customers and the indirect impact on you from the policies and regulations to which you refer. Your current disclosure indicates that Bitcoin is prohibited in the PRC, and we also note that most of your revenues are generated in the PRC. If Bitcoin is prohibited, it is unclear how your operations comply with the PRC policies and regulations you cite.

The Company respectfully advises the Staff that the Company’s customers purchase the Company’s Bitcoin mining machines to mine Bitcoins, and the mining and possession of Bitcoins are not prohibited in the PRC. The policies and regulations disclosed on page 126 of the Second Revised Draft relate to restrictions on using and trading Bitcoins in the PRC. Therefore, these policies and regulations do not have a direct impact on the Company’s customers, but may have an indirect impact on the market demand for Bitcoins which may in turn lead to an impact on the market demand for Bitcoin mining machines.

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Simpson Thacher & Bartlett

September 24, 2019

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:
Nangeng Zhang, Chairman and Chief Executive Officer
Jianping Kong, Director and co-chairman
Quanfu Hong, Vice President of Finance
Canaan Inc.

Howie Farn
Yi-Ping Chang
Simpson Thacher & Bartlett

Calvin C. Lai
Valerie Ford Jacob
Freshfields Bruckhaus Deringer

Steven Zhao
PricewaterhouseCoopers Zhong Tian LLP